May 23, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Tom Jones

Re:	NetLogic Microsystems, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 14, 2008
File No. 0-50838

Dear Mr. Jones:

We submit this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated May 9, 2008 concerning our Form 10-K for the fiscal year ended December 31, 2007. For ease of reference, the text of the Staff’s numbered comment has been provided herein in italics. Our response follows the numbered comment.

Item 11.	Executive Compensation

1. We note your executive compensation incorporated by reference into your Form 10-K from your definitive proxy statement filed on April 17, 2008. You disclosure under “Bonuses” on page 12 of your proxy statement that bonuses are payable to the named executive officers based on the achievement of annual corporate strategic and financial goals. In your future filings, as applicable, please disclose the specific corporate and financial performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific corporate and financial performance goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Also see “Performance Targets” in Staff Observations in the Review of Executive Compensation Disclosure (10/09/07), available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Response:

We have reviewed Item 402(b)(2)(v) and Instructions 2 and 4 to Item 402(b) of Regulation S-K, Question 3.04 of the Item 402 of Regulation S-K Interpretations, and “Performance Targets” in Staff Observations in the Review of Executive Compensation Disclosure (10/09/07), and will disclose in our future filings, as applicable, the specific corporate and financial performance goals used by the company to determine bonuses for our named executive officers.

2. We note footnote 4 to your “Grants of Plan-Based Awards” table states that “[t]he dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, “Share-based Payments,” (SFAS 123R), but excluding any estimate of future forfeitures and reflecting the effect of any actual forfeitures.” Please reconcile for us this description with the column title “Grant Date Fair Value of Stock and Option Awards” and clarify for us what these amounts represent. Further we note that footnotes 1 and 2 to your Summary Compensation Table provide the same explanation. Please clarify if this is correct and whether both of these amounts represent the amount of stock expense recognized in fiscal 2007.

Response:

The amounts in the column entitled “Grant Date Fair Value of Stock and Option Awards” of the Grants of Plan-Based Awards table represent the compensation cost recognized by the company for each respective grant for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with the provisions of the Statement of Financial Accounting Standards No. 123R (“FAS 123R”), but excluding any estimate of future forfeitures and reflecting the effect of any actual forfeitures as indicated in footnote 4 to the table.

We acknowledge that under Item 402(d)(2)(viii) of Regulation S-K, the amounts in the column entitled “Grant Date Fair Value of Stock and Option Awards” of the Grants of Plan-Based Awards table should represent the grant date fair value of each equity award computed in accordance with FAS 123R, and not the compensation cost recognized by the company for each such equity award in accordance with FAS 123R. Below are the corrected amounts calculated in accordance with Item 402(d)(2)(viii):

Name	Grant Date	Grant Date Fair Value of Stock and Option Awards ($) (l)
Ronald Jankov	1/30/2007	733,832
	6/5/2007	741,342
	6/5/2007	1,069,367
Michael Tate	7/18/2007	1,922,349
	7/18/2007	1,695,500
Donald Witmer	1/30/2007	276,260
Shigeyuki Hamamatsu	1/30/2007	33,747
	1/30/2007	31,002
	4/5/2007	269,376
	6/5/2007	49,450
	6/5/2007	84,662
Marcia Zander	1/30/2007	276,260
	6/5/2007	331,444
	6/5/2007	463,322
Varadarajan Srinivasan	1/30/2007	276,260
	6/5/2007	252,533
	6/5/2007	385,177
Ibrahim Korgav	1/30/2007	276,260
	6/5/2007	166,715

In accordance with Item 402(c)(2)(vi), the amounts in the column entitled “Option Awards” of the Summary Compensation Table represent the compensation cost recognized by the company for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with the provisions of FAS 123R, but excluding any estimate of future forfeitures as noted in footnotes 1 and 2 to the table.

Should you have any questions or additional comments regarding this response to the Staff’s comments, or our Form 10-K for the fiscal year ended December 31, 2007, please contact Mike Tate at 650-230-5708 or Roland Cortes at 650-230-5704.

Sincerely,

/s/ Mike Tate
Vice President and Chief Financial Officer

cc:	Ronald Jankov, President and Chief Executive Officer
Roland Cortes, Vice President, General Counsel and Secretary